Exhibit 99.1
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CONTACTS:

Kenneth A. Paladino, CFO                Van Negris / Philip J. Denning
TII Industries, Inc.                    Kehoe, White, Van Negris & Company, Inc.
(631) 789-5000                          (212) 396-0606

FOR IMMEDIATE RELEASE:
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TII INDUSTRIES, INC. ANNOUNCES THE AWARD OF A MULTI-YEAR CONTRACT EXTENSION AND
             EXPANSION WITH A MAJOR REGIONAL BELL OPERATING COMPANY

       THE AGREEMENT IS ESTIMATED AT $100 MILLION OVER ITS THREE YEAR TERM

COPIAGUE, NY, - May 14, 2001 - TII Industries, Inc. (NASDAQ: TIII), a leading producer of over-voltage and lightning surge protection products and systems for the communications industry, announced today a multi-year contract award extending and expanding its current agreement with a major Regional Bell Operating Company ("RBOC"). This award, which has an estimated value of $100 million over its three-year term, represents an estimated thirty percent annual increase over the Company's prior supply agreement with this RBOC. As a result, the Company expects to generate higher comparable quarterly sales beginning in July of 2001, the first quarter of the Company's new fiscal year.

Timothy J. Roach, President and Chief Executive Officer, stated: "This RBOC has been a long and valued customer of our Company. We are honored by its commitment to TII's technology in this highly competitive bid. We are particularly pleased that the award significantly expands the territory that our products will be deployed within this RBOC. We believe that key factors in the selection of TII were our advanced product designs, our history of customer service, our focus on quality, and our ongoing investments in new product developments and enhancements."

Under the terms of this agreement TII will be providing advanced Network Interface Devices ("NIDs"), containing TII's proprietary sealed station protection and customer bridge modules, in addition to various station electronic products. A NID is the FCC mandated interface enclosure installed between telephone owned and customer owned property. Virtually all telephone access lines require a NID.

Mr. Roach also stated, "Critical to winning this award were the successes we have had realigning our operations. Our overall strategy to improve operating efficiencies and reduce costs should continue to improve our operating margins. These actions will position us to more efficiently serve all our customers."

Founded in 1964, TII designs, produces and markets over-voltage and lightning and surge protection products and systems, network interface devices and station electronic products and systems for use in the communications industry.

Statements in this release that are not strictly historical are "forward-looking" statements which should be considered as subject to the many risks and uncertainties that exist in the Company's operations and business environment. These factors include, but are not limited to, general economic and business conditions, weather and similar conditions, competition; potential technological changes, potential changes in customer spending and purchasing policies and practices; the loss or disruption of sales to major customers as a result of, among other things, third party labor disputes and shipping interruptions from countries in which the Company's contract manufacturers produce the Company's products; the Company's ability to market its existing, recently developed and new products; dependence on third parties for its products and product components; the Company's ability to attract and retain technologically qualified personnel; the retention of the tax benefits provided by its Puerto Rico operations; the Company's ability to fulfill its growth strategies; the availability of financing on satisfactory terms to support the Company's growth; and other factors from time to time discussed in TII's SEC reports.

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